INVEST IN **COCO PAGO (YC S19)**

Send money back home in seconds via crypto/stablecoins using your smartphone

PITCH VIDEO INVESTOR PANEL


Y Combinator

cocopago.app San Francisco California

Technology Retail Software Marketplace Social Impact

LEAD INVESTOR

Lawrence Braitman

In working with Coco Pago over the past two years, the business has made tremendous progress and is poised to take the leadership position in "Remittance 2.0." This market is $20BB+, and is dominated by slow-moving incumbents, high transaction costs, and low customer satisfaction. Coco Pago offers a faster, cheaper and friendlier alternative. The Coco Pago team is amazing. I'm excited to have the chance to invest just before a major funding event.

Invested $50,000 this round & $100,000 previously

Highlights

1. Backed by Y Combinator. Launched Coco Pago on March 1st, transactions growing 120% week-over-week
2. Founders understand crypto, having launched the first Bitcoin exchange platform in Venezuela in 2014
3. Supported by Celo. A mobile payment-friendly blockchain backed by A16z Coinbase, Jack Dorsey, others
4. CocoPago will leverage CocoMercado's user base, an existing product with +100k users, +$25M in GMV
5. Digital cross-border remittances expected to grow from $295 billion in 2021 to $428 billion in 2025

Our Team



Kevin Charles CEO

Previously co-founded the first bitcoin exchange in Venezuela. Full stack software engineer. Economist. Futurist.

As migrants, we understand the impact remittances have in the lives of the people who rely on them to survive and the recipient countries in general. We founded Coco Pago to help unleash the economic potential of Latin America, by implementing sophisticated technological systems that create smart ways to administrate and distribute resources.

As migrants, we understand the impact remittances have in the lives of the people who rely on them to survive and the recipient countries in general. We founded Coco Pago to help unleash the economic potential of Latin America, by implementing sophisticated technological systems that create smart ways to administrate and distribute resources.



Victor Charles CFO

Previously co-founded the first bitcoin exchange in Venezuela.



Francisco Martin CMO

Founded a licensed cryptocurrency exchange in Europe.



Idekel Santana CTO

Full stack software engineer. Mathematician.

Pitch



pago
By Coco
Crypto-Venmo for Remittances
$100



Sending money is inconvenient



70% of money sent to LatAm is picked up in cash
55% of LatAm population is unbanked or underbanked
1. Remitter sends money to family back home
2. Family picks up cash at far location



Send them Crypto-dollars to phone
1. Remitter sends $50 to mom's phone number
2. Mom receives $50 to phone in seconds
Powered by
Celo Blockchain

Source: https://www.statista.com



$50
$50

How does it work?

70% of Latin Americans have a smartphone

1. **Install Pago app** (Android and IOS)
2. **Send and receive money in seconds with phone number**(No bank account required)
3. **Pay for goods and services or get cash**

Source: https://www.statista.com

Coco Pago users will pay for goods and services via Coco POS



$100

Pay in any retail store via QR code

Checkout with PagO

Pay online using PagO Checkout

How do we make money?

We charge 1% fee on transactions.

5M
Users by 2026
x $2000 avg transactions per year =

$100B
In annual GTV
x 1% fee=

$100M
In Revenue

Web3 Retention Strategy: Coco Token

- Initial Airdrop to customer base
- Token minting on each POS transaction
- Token listing on DEX/CEX

Benefits:

- User fidelization
- Company capitalization

Coco Pago Go-to-Market Strategy

In 2019 we launched Coco Mercado, a marketplace of supermarkets and pharmacies that allows Venezuelan migrants to send food and medicine to their families back home in a few hours.

To date, have amassed a network of +140k customers, +400k registered users, and +300 merchants, and have processed over $23M in sales since launch.

We add 15% mark-ups to products sold on Coco Mercado, which allows us to monetize in the short term. We will introduce Coco Pago to this customer base and incentivize them with Coco Token rewards to spend their money on Coco Mercado



Coco Mercado **KPIs**

+$25M in GMV since launch in Jan 2019

+275k transactions

$80 average transaction size

+70k customers

$25M in GMV, Growing 27% CMGR



$4,000,000
$3,000,000
$2,000,000
$1,000,000
$0
Q1-2019
Q2-2019
Q3-2019
Q4-2019
Q1-2020
Q2-2020
Q3-2020
Q4-2020
Q1-2021
Q2-2021
Q3-2021
Q4-2021
Q1-2022

Expansion:

We are currently operating in Venezuela and will expand to Mexico in Q2 2022.

Other countries in LatAm will come in 2023.

Then other continents (Asia, MENA)

Region	Country	Remittances 2019
Latam	Venezuela	$4B
	Mexico	$30B
	Argentina	$2B
	Colombia	$6B
	Dominican Republic	$6B
Middle East & Africa	Lebanon	$8B
	Egypt	$25B
	Nigeria	$25B
Asia	China	$25B
	Philippines	$35B
	India	$80B

Differentiator from current alternatives

We are convinced that the future of cash remittances will be P2P money transfers that remove banks from the middle. Coco Pago's self-custodial wallet gives remitters a cheaper + faster + better experience and will empower them through access to DeFi services.



Unbanked/underbanked
MoneyGram
WESTERN UNION
MONEY TRANSFER
pago
Cash Pick-Up
Mobile Top-Up
xoom
TransferWise
Banked

Built by **migrants for migrants**



Kevin Charles
CEO
Victor Charles
CFO
Francisco Martin
CMO
CTO

SURBITCOIN | Y Combinator | celo

Founded the First Bitcoin Exchange in Venezuela in 2014 after migrating to NY

- +30k active traders.
- $1M Monthly Trading Volume (Bitcoin remittances).

Cointelegraph:

Got into Y Combinator after pivoting to Coco in 2019

- Raised $1M
- Built team:

Won 1st place at Celo Blockchain Camp in May 2021

- Built Coco Pago non-custodial wallet


Design & Marketing
Ops & Administrative
Sales
Customer Support
Reuters:

We're raising a $2M Seed round at a $12M Post Money valuation to:

- **Get 17 Months of Runway**
- **Acquire 200k new customers**

Objective: 1M customers by December 2023


15% monthly growth to reach 1M by Dec-2023
1,250,000
1,000,000
750,000
500,000
250,000
0
Users
Seed Round
Series A
Jan-22
Feb-22
Mar-22
Apr-22
May-22
Jun-22
July-22
Aug-22
Sep-22
Oct-22
Nov-22
Dec-22
Jan-23
Feb-23
Mar-23
Apr-23
May-23
Jun-23
Jul-23
Aug-23
Sep-23
Oct-23
Nov-23
Dec-23
Months

Thank you !

www.cocopago.app


pago
pago
Send
remittance
Even from
Mars

Coco Market Inc, Delaware Corporation

Downloads

F4555459-C16F-48D8-9E90-780F8BE7EF92.jpeg